

April 8, 2013

<u>Via E-mail</u>
Mr. James O. McKenna
Chief Financial Officer
Forward Industries, Inc.
477 Rosemary Avenue, Suite 217-219
West Palm Beach, Florida 33410

> **RE:** **Forward Industries, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed December 20, 2012**
> **Form 10-K/A for the Year Ended September 30, 2012**
> **Filed March 7, 2013**
> **Response dated March 25, 2013**
> **File No. 1-34780**

Dear Mr. McKenna:

We have reviewed your response letter dated March 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

General

1. We note that on March 7, 2013 you filed an amendment to your Form 10-K for the fiscal year ended September 30, 2012; however, you did not include the certifications of your principal executive officer and principal financial officer required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act. Please re-file the amendment to your Form 10-K, to include also such certifications. Given the nature of the reasons for the amendment, paragraphs 3, 4 and 5 may be omitted from the certifications that are filed with the amendment. For

guidance, please <u>see</u> Question 161.01 of the Compliance and Disclosure Interpretations for Exchange Act Rules.

<u>Product Supply, page 8</u>

2. We note your response to comment two in our letter dated March 1, 2013. In addition we also note your disclosure that Forward Industries Asia-Pacific Corporation, a related party, acts as your exclusive buying agent and supplier of your products in accordance with the terms of the March 12, 2012 Buying Agency and Supply Agreement (Exhibit 10.9 to your annual report). Please confirm that the procurement of all of your products from the Chinese suppliers, including the one supplier which accounted for approximately 54% and 58% of your OEM product purchases in fiscal years 2012 and 2011, is done by Forward Industries Asia-Pacific as your exclusive agent and supplier responsible for sourcing, manufacturing and exportation of your products in the Asia Pacific Region. We may have additional comments following review of your response.

<u>Exhibit 10.9 – Buying Agency and Supply Agreement</u>

3. In future filings, please ensure that you identify this agreement and not Exhibit 10.8 (Memorandum of Understanding) as having portions omitted pursuant to a confidential treatment filed with the Commission.

<u>Form 10-K/A for the Year Ended September 30, 2012</u>

<u>Directors and Executive Officers of the Company, page 1</u>

4. Please tell us and in future filings disclose the period(s) during which Messrs. Morgan and Wise have served as directors of the company. Refer to Item 401(a) of Regulation S-K.

<u>Executive Compensation, page 5</u>

<u>Summary Compensation Table</u>

5. In the "Narrative Disclosure to the Summary Compensation Table" on page 6 you disclose that for fiscal year 2011 the compensation committee determined that no performance or discretionary bonuses were earned by Messrs. Johnson and McKenna; however, your disclosure is silent with respect to the 2012 compensation. Since McKenna appears to have received an $86,228 bonus in fiscal year 2012, supplementally please provide us with a brief narrative disclosure of compensation committee's decision making process in granting this award. We also note that prior to Mr. McKenna's amendment of its employment agreement in November 8, 2012, his bonus was determined upon achievement of certain financial targets set by the compensation committee.

6. Based on your footnote (4) disclosure, it appears that you have only disclosed the 160,000 option grants received by Mr. Garrett for his consulting services, which ended on February 2012. Considering that he also received a 140,000 option grant following his appointment as Chief Executive Officer of the Company on March 1, 2012, it appears that this later grant should have also been included in the summary compensation table pursuant to the requirements of Item 402(n)(2)(vi) of Regulation S-K. Please advise, or otherwise supplementally provide us with a revised summary compensation table to include the 140,000 option grant, and reflect the necessary changes in your future filings.

Potential Payments Upon Termination or a Change in Control, page 9

7. Refer to the tabular presentation on page 10. Since disclosure of potential payments upon termination assumes that such terminating event has occurred on September 30, 2012, Mr. McKenna's payment should have reflected his $225,000 salary prior to it being reduced to $210,000 pursuant to the November 8, 2012 amended employment agreement. In addition, please confirm that as of September 30, 2012, Mr. Garrett would have received no severance payments if he were terminated without cause or if he terminated his employment for good reason (unrelated to a change in control) during the first year of his employment. Please note that Item 402(q)(2) does not require quantitative disclosure of such payments; however, to the extent that you determine to include them in future filings, they should accurately reflect the contractual provisions of these named executive officers' employment agreements at the fiscal year for which disclosure is being made. Please revise your future filings accordingly.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief